

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2013

Via E-Mail
David Lucatz
President and Chief Executive Officer
Lapis Technologies, Inc.
70 Kinderkamack Road
Emerson, New Jersey 07630

Re: **Lapis Technologies, Inc.**
Registration Statement on Form S-1
Filed December 14, 2012
File No. 333-185470

Dear Mr. Lucatz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your statement that you "expect the initial public offering price" will be set within a range. Please clarify the term to which "initial" refers. For instance, if it refers to the public offering, please delete the term "initial" in light of your 2004 public offering. If it refers to the offering price, please revise to clarify that the price will not fluctuate during the offering but will be fixed throughout the duration of the offering, given the lack of established trading market.

2.   With a view toward clarified disclosure, please tell us when, relative to the completion of this offering, you will apply for listing on the Nasdaq Capital Market. To the extent you will not be listed upon closing of this offering and will not file a registration statement to register your common stock as a class of securities under the Exchange Act, please tell us why you believe it is appropriate to include a statement regarding your intent to list on the Capital Market on the cover page of your prospectus. Also in that event, please

provide appropriate risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of not having filed an Exchange Act registration statement to date, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Prospectus Summary, page 1

3.   Please revise here, in the business section, and elsewhere as appropriate to provide a more detailed description of your revenue generating products. Your description should clarify your material product lines and describe the significant products in each line. Please ensure your disclosure provides an understanding of what your products do and how you generate revenues from each major product.

4.   Please expand to highlight in your summary that approximately 90% of Enertec's revenues in the past two years were to affiliates of two Israeli defense system integrators, as disclosed on page 28. Please provide similar information regarding the concentration of Micronet's customers as described on page 34.

5.   Throughout your disclosure where you cite industry statistics, such as in the first paragraph on page 2, the second paragraph on page 26, and the first two paragraphs on page 32, please revise to specify the reports to which you are referring. Please also provide us copies of the source materials marked to indicate the origin of the disclosure. Finally, please clarify the products to which you are referring when you provide statistics for subscribers to "MRM services" and "units in service."

6.   Here and elsewhere in your document, as appropriate, please expand to indicate the status of the Indian joint venture to which you refer.

7.   Please revise throughout your summary and business sections, and elsewhere as appropriate, to provide support for your statements regarding the "high quality" of your products, your "long-standing expertise in the industry," your "advanced know-how" and similar statements about your experience, reputation, and other competitive advantages.

Use of Proceeds, page 4

8.   Please revise to specify the approximate amount intended to be used for each purpose you disclose. Refer to Regulation S-K Item 504. Also, to the extent the debt which will be discharged with offering proceeds was incurred within the past year, please describe the use(s) of the proceeds of the indebtedness. Finally, if the debt to be repaid is a portion of your debt held by a related party, please revise to identify the party and nature of the affiliation.

Risk Factors, page 7

9.   Please add a risk factor to discuss the risks associated with the seasonal aspects of your business, as noted on page 29.

10.   Please add a risk factor to highlight the risks concerning conflicts of interest of your executive officers and/or directors. For instance, we note your disclosure on page 39 that Mr. Lucatz is also the chairman and chief executive officer of D.L. Capital and on page 42 that Mr. Lucatz has agreed to devote 60% of his time to Micronet matters for the three year term of your management and consulting services agreement with entities controlled by Mr. Lucatz.

Mircronet may cease to be eligible for, or receive reduced, tax benefits under Israeli law, page 9

11.   Please expand the appropriate section of your document to describe the tax benefits to which you refer and the conditions that you must meet to retain these benefits.

Special Note Regarding Forward-Looking Statements, page 14

12.   We note the last sentence of this section in which you cite a statutory safe harbor that is not applicable to you because you are not currently subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Please revise accordingly.

Three and Nine Months Ended September 20, 2012, page 22

13.   Please expand your disclosure to explain the *underlying* reasons for material changes in your results of operations compared to the prior periods. For instance, explain why Enertec obtained "less progress on long term projects" leading to the decrease in its revenues for this period. Also clarify what you mean by "projects."

14.   We note you attribute many of the changes in your results of operations compared to the prior periods to the acquisition of Micronet. Where the Micronet acquisition was not the only factor contributing to a material difference in your results, please expand your disclosure to discuss the factors that contributed to the change and indicate the extent to which your results were affected by those factors. Please also expand your MD&A to explain the factors affecting Micronet's results. For instance, we note the discussion on page 31 under "Recent Developments."

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kenneth M. Silverman, Esq. – Olshan Frome Wolosky LLP